Mail Stop 3720

September 28, 2006

Mr. Victor Tong
President
PacificNet Inc.
860 Blue Gentian Road
Suite 360
Eagan, MN 55121

> **Re**: **PacificNet Inc.**
> **Form 10-KSB for Fiscal Year Ended December 31, 2005**
> **Filed April 28, 2006**
>
> **Form 10-Q for Fiscal Quarter Ended June 30, 2006**
> **File No. 000-24985**

Dear Mr. Tong:

We have reviewed your supplemental response letter dated September 1, 2006 as well as your filings and have the following comments. As noted in our comment letter dated June 12, 2006 we have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.

Form 10-KSB for Fiscal Year Ended December 31, 2005

Consolidated Statements of Cash Flows, page F-5

1. We note your response to comment 2; however, it is still not clear to us how you calculated the $6,631 change in accounts receivable and other current assets. In order to help us better understand this calculation, please address the following in your response letter:
    *   We note that the $2,732 reported amount is what you initially disclosed as the "accounts receivable and other current assets" reconciling item on the 2005 cash flow statement. Please tell us in detail what specific items or amounts make up this $2,732.
    *   Tell us why it is appropriate to include the "Other current assets" balance of $4.325 million at December 31, 2004 as an increase to net income to arrive at

cash flows from operating activities for 2005. In this regard, we would expect the increase in other current assets from December 31, 2004 to December 31, 2005 to be a reconciling item that decreases net income to arrive at cash flows from operating activities.

- We note from your response to comment 4 from our June 12, 2006 comment letter that you removed the reconciling items "Unrealized exchange gain due to foreign currency translation" and "Unrealized losses on marketable equity securities" from the face of your cash flow statements. However, you indicate in this response that you simply reclassified these amounts to the "Accounts receivable and other current assets" line item. We continue to believe it is not appropriate to include these amounts as reconciling items within the operating activity section since they do not have a cash effect and they do not affect Net earnings. Please revise or advise.

- Please tell us what the -166 "Reclass to effect of exchange rate change on cash and cash equivalents" represents. We do not see this item discussed in your response to Question 4 in your previous response letter.

- Please tell us what portion of the $6,631 relates to the change in accounts receivable and what portion relates to the change in other current assets between December 31, 2004 and December 31, 2005. Also tell us how these changes differ from the year over year balance sheet changes of these line items.

2. Business Acquisitions, page F-15

PacificNet Clickcom Limited, page F-18

2. We note your response to comment 4. Given your statement that the actual assets and liabilities of Dianxun-DE are transferred to the subsidiaries that you legally control (i.e. Clickom-BVI and Clickom-WOFE), it would appear to us that you should have allocated the purchase price to these transferred assets and liabilities. However, your disclosure on page F-18 indicates that you only allocated the purchase price to current assets valued at $136,474. It is unclear to us how Dianxun-DE only had current assets at the time of your acquisition given your representation that Dianxun-DE was previously an independent operating company. Please explain to us in detail the nature of Dianxun-DE's business prior to your acquisition and tell us what specific tangible and intangible assets and liabilities were transferred from Dianxun-DE to your legally owned subsidiaries.

Guangzhou 3G Information Technology Co. LTD, page F-19

3. We note your response to comment 5. Given your statement that the actual assets and liabilities of Sunroom-DE are transferred to the subsidiaries that you legally control (i.e. Guangzhou3G-BVI and Guangzhou3G-WOFE), it would appear to us that you should have allocated the purchase price to these transferred assets and liabilities.

However, your disclosure on page F-20 indicates that you only allocated the purchase price to current assets valued at $253,000. It is unclear to us how Sunroom-DE only had current assets at the time of your acquisition given your representation that Sunroom-DE was previously an independent operating company. Please explain to us in detail the nature of Sunroom-DE's business prior to your acquisition and tell us what specific tangible and intangible assets and liabilities were transferred from Sunroom-DE to your legally owned subsidiaries.

Shenzhen Guhaiguanchao Investment Consultant Company Limited ("ChinaGoHi"), page F-21

4. We note from your response to comment 6 and your table on page F-22 that the sum of the current assets, property, plant and equipment and goodwill acquired in the ChinaGoHi acquisition exceeds the sum of the consideration given and liabilities assumed by approximately $2.4 million. Please clarify for us this apparent discrepancy. Please also clarify your disclosure in your amended filing.

12. Stockholders' Equity, page F-27

a. Common Stock, page F-27

5. We note your statement in your response to comment 22 of our June 12, 2006 comment letter "After repeated requests by CEOCast for us to issue, we only issued 20,000 restricted shares to CEOCast on Nov 28, 2005." Does this mean you were or are legally obligated to issue additional shares? If so, please tell us how many additional shares you were or are obligated to issue and why you did not measure and record compensation cost for these additional shares.

Form 10-Q for Fiscal Quarter Ended March 31, 2006

11. Commitments and Contingencies, page 16

6. We note your statement in your response to comment 18 "We did not allocate any assets or liabilities, including licenses, to Dianxun-DE." We also note your statement in your response to comment 4 "However, the actual assets and liabilities are transferred to subsidiaries that we legally control." Accordingly, please explain to us why you did not allocate any of the purchase price to the assets and liabilities of Dianxun-DE (including the licenses) that were transferred to your legally owned subsidiaries. Please also explain to us the nature of the certificate obtained from the PRC authority and tell us whether you would have considered it an intangible asset had you allocated the purchase price to the assets and liabilities of Dianxun-DE.

Item 2. Management's Discussion and Analysis, page 17

Critical Accounting Policies and Estimates, page 18

Allowance for Doubtful Accounts, page 18

7. We reissue our previous comment 19, which is included below for your convenience.

"We refer to your response to comment 38. It is not clear to us why you only have a $5,147 allowance for doubtful accounts given that approximately 23% of your accounts receivable are greater than 91 days as of March 31, 2006. Please provide us with a breakout of these receivables into categories greater 91 days and tell us what percentage of these receivables has been collected since March 31, 2006. Further, to the extent possible, explain to us the facts and circumstances that make you believe individual receivables or groups of receivables outstanding greater than 91 days will be collected."

Form 10-Q for Fiscal Quarter Ended June 30, 2006

7. Convertible Debentures, page 11

8. We refer to your response to comment 20. Based on our review of pages 17-20 of exhibit 4.6, it appears to us that the dilutive events that would cause the conversion price to change are all within your control. As such, it is unclear to us how you determined that the number of shares to be issued upon conversion is indeterminate, and accordingly, how you determined that the embedded conversion feature is a derivative liability. Please explain to us in detail your consideration of paragraph 20 of EITF 00-19 in arriving at this conclusion.

9. Please explain to us in detail the terms of the liquidating damages provisions of the registration rights agreement. Please also tell us whether you have filed the registration rights agreements associated with your convertible debentures and warrants, and if so, where we can find these agreements. Otherwise, please file these agreements.

10. We note the EITF recently deliberated the impact of these liquidated damages clauses and the effect on the accounting and classification of instruments subject to the scope of EITF 00-19 in EITF 05-4 *The Effect of a Liquidated Damages Clause on a Freestanding Financial Instrument Subject to Issue No. 00-19.*   The EITF has not reached a consensus on this issue and has deferred deliberation until the FASB addresses certain questions which could impact a conclusion on this issue. However, in the meantime, please tell us how considered the guidance in EITF 05-4 and the different views on this issue as outlined in Issue Summary No. 1 to EITF 05-4 in

analyzing the registration rights agreement and in considering whether you are required to bifurcate the conversion option from the debt host and account for the warrants as a derivative liability.

8. Segment Information, page 12

11. We reissue our previous comment 21, which is included below for your convenience. Please also tell us how you identified your operating segments using the guidance of paragraph 10 of SFAS 131.

"We note from your disclosure that your operating segments are classified into four major segments. Please also tell us what your reporting units are and how you identified these reporting units using the guidance of paragraph 30 of SFAS 142."

Form S-1

General

12. We reissue the 2nd part of our previous comment 22, which is included below for your convenience.

"In addition, please include pro forma financial statements for the year ended December 31, 2004 and the 9 months ended September 20, 2005 in accordance with Article 11 of Regulation S-X."

*   *   *   *

Please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. You may contact Adam Washecka, Staff Accountant, at (202) 551-3835 or Carlos Pacho, Senior Assistant Chief Accountant, at (202) 551-3351 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 if you have any other questions.

Sincerely,

Larry M. Spirgel
Assistant Director